July 15, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom Ms. Liz Walsh

Re:	Request for Acceleration of Effectiveness of TerraForm Power, Inc. Registration Statement on Form S-1 (File No. 333-196345) initially filed on May 29, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of TerraForm Power, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-196345) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.01 per share, so that the Registration Statement may be declared effective on Thursday, July 17, 2014, at 3:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 3,808 copies of the preliminary prospectus issued July 8, 2014 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours, Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name: Adam Greene Title: Vice President

Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale Title: Vice President

Citigroup Global Markets Inc.

By:	/s/ Dylan C. Tornay
Name: Dylan C. Tornay Title: Managing Director

Acting on behalf of themselves and as the Representatives of the several Underwriters.

[Signature Page to Underwriters’ Acceleration Request]